Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On October 27, 2009, CF Industries Holdings, Inc. issued the following press release:

NEWS

NEWS

NEWS

CF INDUSTRIES SENDS LETTER TO TERRA INDUSTRIES STOCKHOLDERS

DEERFIELD, IL, October 27, 2009 — CF Industries Holdings, Inc. (NYSE: CF) today sent the following letter to the stockholders of Terra Industries Inc. (NYSE: TRA).

Dear Terra Industries Stockholder:

Terra’s annual meeting on November 20, 2009 is less than a month away.  CF Industries is nominating three highly qualified, independent nominees to Terra’s board of directors.  We believe that the election of these nominees is the best way to deliver superior value to you through our proposed business combination with Terra.  We urge you to vote FOR our nominees on the enclosed BLUE proxy card TODAY.

A vote for our highly qualified, independent nominees at Terra’s annual meeting will voice your support for the proposed business combination with Terra.

CF INDUSTRIES IS OFFERING YOU COMPELLING VALUE FOR YOUR SHARES

We are offering Terra stockholders an exchange ratio of 0.465 of a CF Industries share for each outstanding Terra share.  This represents a very substantial premium of 35% to the unaffected exchange ratio when we first announced our proposal.

While 35% is already a very attractive premium, we believe it is actually significantly higher when considering the financial performance of CF Industries and Terra this year.  In the first three quarters of 2009, CF Industries significantly outperformed Terra Industries.  As a result, we believe that CF Industries shares would have increased more than Terra shares during 2009 absent any takeover proposals, and that the premium we are offering is meaningfully higher than 35%.

TERRA HAS ALWAYS SEEN STRATEGIC MERITS OF BUSINESS COMBINATION WITH CF INDUSTRIES

Terra has itself recognized the strategic rationale for combining the two companies, and it was Terra who first approached CF Industries about combining the companies.  Since Terra’s approach in 2004, Terra and CF Industries have had multiple conversations about a business combination and as recently as 2007, Terra affirmed the strategic merits of a combination.

In slides from Terra’s own presentation when it first approached CF Industries, Terra’s objective for a combination with CF Industries was to “create a strong platform for future profit opportunity through”:

•                  significant synergies

•                  broad market coverage

•                  substantial market share

•                  product sourcing flexibility for customers

•                  platform for growth through future consolidation opportunities

Terra also emphasized that the combination would “create a coast-to-coast marketer of UAN, urea and ammonia” and outlined value creation through:

•                  administrative synergies

•                  significant customer base

•                  equipment / terminal / transportation synergies

•                  market mass

•                  sourcing flexibility

•                  business systems

•                  best practices (management / culture combination)

CF Industries believes that the opportunity to create shareholder value is clear and that both sets of stockholders, boards and management teams understand the compelling strategic rationale of the business combination.

CF INDUSTRIES’ BOARD AND MANAGEMENT HAVE A PROVEN TRACK RECORD OF CREATING VALUE FOR STOCKHOLDERS

CF Industries’ board and management team are committed to generating shareholder value.  CF Industries has provided its stockholders with the highest share price appreciation and total shareholder return among public fertilizer companies since its IPO in August 2005 to January 15, 2009 (when we made our initial proposal to combine with Terra).  In April 2009, the company was named second in the BusinessWeek 50, which ranks top-performing public companies within the S&P 500 by average return on capital and growth over a three-year period.

Building on this strong track record, CF Industries expects to continue to deliver for its stockholders through a business combination with Terra.  You will be stockholders of a company with significant synergy opportunities.  We have already clearly identified annual cost synergies of up to $135 million.  We agree with Terra’s assessment that there are substantial opportunities for value creation through synergies, and believe that more synergies can be identified once the two companies are combined and work together to run the combination as effectively as possible.

CF INDUSTRIES’ WORLD-SCALE PHOSPHATE BUSINESS WILL COMPLEMENT THE NITROGEN BUSINESS OF THE COMBINED COMPANY

Furthermore, the combination enables investors in Terra to diversify from a single crop nutrient, nitrogen, into a strong new position in phosphate.  CF Industries’ phosphate business, which is the third largest global phosphate business among public fertilizer companies, will be a valuable, world-scale asset for the combined company.  Phosphate is a resource available in only a limited number of countries.  We believe that phosphate production is an attractive long-term business and CF Industries is in an excellent position to generate value for stockholders in this segment.

YOUR ELECTION OF OUR NOMINEES WILL DEMONSTRATE YOUR SUPPORT FOR THE BUSINESS COMBINATION

We believe our proposed business combination with Terra Industries is in the best interests of both companies’ stockholders, customers and employees and look forward to your support for this important transaction and our highly qualified, independent nominees — John N. Lilly, David A. Wilson and Irving B. Yoskowitz.  We urge you to submit your vote on the BLUE proxy card without delay.

Sincerely,

Stephen R. Wilson
Chairman, President, and CEO
CF Industries Holdings, Inc.

YOUR VOTE IS IMPORTANT!

If you hold shares in your name, please follow the simple instructions on the enclosed BLUE proxy card to vote TODAY—by telephone, by Internet or by signing, dating and returning the BLUE proxy card.

If you hold in “street-name” your bank or broker will vote your shares on your behalf only upon your specific instruction.  Please use the enclosed BLUE instruction form TODAY to tell your bank or broker to vote FOR our nominees.

You may instruct your broker by telephone, by Internet or by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3507.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Holdings”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Holdings may file with the SEC and send to CF Holdings or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF HOLDINGS AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Holdings with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Holdings and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Holdings stockholders in respect of the proposed transaction with Terra. Information regarding CF Holdings’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Holdings proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Holdings following completion of the proposed transaction; CF Holdings’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Holdings’ ability to promptly and effectively integrate the businesses of Terra and CF Holdings; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.